Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

October 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Christina DiAngelo Fettig

Re:	The Registrants (the “Registrants”) and Funds (the “Funds”) Listed in Annex A

Dear Ms. Fettig:

On behalf of the Registrants,1 we are filing this letter to respond to the comments you delivered by telephone on August 10, 2023 on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission after the Staff’s review of certain filings made by the Funds, in each case with respect to the fiscal year listed beside the name of the applicable Fund in Annex A hereto. For convenience of reference, summaries of the comments of the Staff have been included herein.

1. Comment (Western Asset High Income Fund II): With regard to the amended Form N-CSR filed on July 10, 2023, please note that Rule 8b-152 states that an amendment to any report required to include the certifications specified in Rule 30a-2(a) must include new certifications by each principal executive officer and principal financial officer of the registrant. In future filings, please include new certifications with any such amendments.

Response: The Registrant advises the Staff that the Fund will include new certificates in amended Form N-CRS filings in the future.

2. Comment (Western Asset Premier Institutional U.S. Treasury Reserves, Western Asset Premier Institutional Government Reserves, and Western Asset Premier Institutional Liquid Reserves): Rule 2a-7(c)(2)(v) states that a money market fund that owns shares of another money market fund may not impose liquidity fees. Please explain whether the Funds’ current disclosure is consistent with that rule.

[1]	When used in the responses below, term “Fund” refers to the applicable Fund and the term “Registrant” refers to the applicable Registrant listed beside the name of such Fund in Annex A.
[2]	Any reference to a “Section” or a “Rule” relates, as applicable, to a section of the Investment Company Act of 1940, as amended, or to a rule thereunder.

Response: The Registrant notes that the Funds’ filings have general disclosure stating that references to a Fund include the underlying master fund, but the Registrant acknowledges that more specific disclosure may add greater clarity. Each Fund’s disclosure relating to the Fund’s compliance with Rule 2a-7, including the use of liquidity fees, will be updated in future filings in light of the recent amendments to Rule 2a-7. More specifically, disclosure will be added to clarify that a feeder fund will pass through on the same terms any liquidity fee from its master fund and may not otherwise charge a liquidity fee while operating as a feeder fund. In addition, the Registrant supplementally confirms no liquidity fee has been charged, or will be charged, by a feeder fund, except that it will pass through to its investors the same terms of any liquidity fee imposed by the applicable master fund.

3. Comment (Western Asset Premier Institutional U.S. Treasury Reserves, Western Asset Premier Institutional Government Reserves, and Western Asset Premier Institutional Liquid Reserves): Rule 2a-7(h)(10)(iv) requires that a money market fund post prominently on its website a link to the fund’s most recent Form N-MFP filing. Please explain whether the Funds’ website disclosure is consistent with the requirements of the rule.

Response: The Registrant confirms that the Funds’ website disclosure has been updated consistent with the Staff’s comment.

4. Comment (each series of Legg Mason Partners Variable Equity Trust): With regard to the Registrant’s filing on Form N-CEN:

i. Please explain why the Registrant did not check the box in Item C.3.i to indicate that the Funds are underlying funds to variable annuity or variable life insurance contracts.

Response: The Registrant respectfully acknowledges that the above mentioned disclosure was inadvertently omitted and advises the Staff that it will so indicate in future Form N-CEN filings.

ii. Please explain why the Registrant did not check the box in Item C.8.c to indicate that waived fees are subject to recoupment.

Response: The Registrant respectfully acknowledges that the above mentioned disclosure was inadvertently omitted and advises the Staff that it will so indicate in future Form N-CEN filings.

5. Comment (Western Asset SMASh Series TF Fund): With regard to the Registrant’s filing on Form N-CEN:

i. In light of the Fund’s investments in tender option bond floating rate notes, please explain why the Registrant did not check the boxes in Items C.7.n.iii or iv to indicate that the fund entered into reverse repurchase agreement or similar financing transactions under Rule 18f-4(d)(1)(i) or (ii).

Response: The Registrant respectfully acknowledges that the above mentioned disclosure was inadvertently omitted and advises the Staff that it will so indicate in future Form N-CEN filings as appropriate.

ii. In light of the Fund’s investments in TBA securities, please explain why the Registrant did not check the box in Items C.7.n.vi to indicate that the fund invested in securities on a when-issued or forward-settling basis, or with a non-standard settlement cycle in reliance on Rule 18f-4(f).

Response: Item C.7 requests disclosure of the Fund’s reliance on certain statutory exemptions and rules “during the reporting period.” The Registrant respectfully notes that the Fund did not make investments in TBA securities during the relevant reporting period.

6. Comment (each series of Legg Mason Partners Variable Equity Trust): With regard to the Registrant’s filing on Form N-CEN, please explain why Item C.9.c is not checked to indicate that Western Asset is a subadviser of the Funds.

Response: The Registrant advises the Staff that it did not previously identify Western Asset as a subadviser to the Funds because no assets had been allocated to Western Asset. However, the Registrant advises the Staff that it intends to change this practice, and will identify Western Asset as a subadviser to the Funds in future Form N-CEN filings, whether or not it has been allocated assets.

7. Comment (Clarion Partners Real Estate Income Fund Inc.): With regard to the Registrant’s filing on Form N-CEN, please explain why Item B.23 is not checked to indicate that the Registrant paid a dividend or made a distribution in the nature of a dividend payment that was required to be accompanied by a written statement pursuant to Section 19(a) of the Act and Rule 19a-1 thereunder.

Response: The Registrant confirms that it did not make any distributions during the fiscal year that required it to issue a notice under Section 19(a) (a “19(a) Notice”). The Registrant evaluates distributions on a book basis for purposes of determining whether a portion of the payment is derived from a source that requires the issuance of a 19(a) Notice. On a book basis, none of the Fund’s distributions during the fiscal year required a 19(a) Notice.

8. Comment (Clarion Partners Real Estate Income Fund Inc.): Noting that the Fund’s website contains year-end Section 19(a) notices, please confirm that the Fund is estimating the nature of distributions throughout the year that would, if applicable, result in Section 19(a) notices during the year as opposed to only at year-end.

Response: The Registrant confirms that the Fund is estimating the nature of distributions throughout the year.

9. Comment (Clarion Partners Real Estate Income Fund Inc.): Please explain whether the investments in non-consolidated joint ventures should be identified as affiliates and included in an affiliates table required by Articles 12-14 of Regulation S-X.

Response: As described in the Registrant’s Registration Statement, the Fund enters into joint ventures or other co-ownership arrangements with third parties to gain indirect exposure to Private CRE investments. The Registrant confirms that, at this time, it does not have control over any of its joint venture arrangements, as the Fund is not able to make decisions on behalf of such joint venture arrangement without unanimous consent from the third party partner. In most cases, generally accepted accounting principles does not require the Fund to consolidate joint ventures it does not control. As such, the Registrant does not include these non-consolidated joint ventures as affiliates in an affiliates table.

10. Comment (Clarion Partners Real Estate Income Fund Inc.): With regard to the Fund’s joint venture investments, please confirm that the Fund is aware of the AICPA guidance on joint venture transparency, as memorialized in the minutes of the September 20, 2021 meeting of the Investment Companies Entities Expert Panel available through the following link:

https://us.aicpa.org/content/dam/aicpa/interestareas/frc/industryinsights/downloadabledocuments/inv/inv-ep-minutes/2018-2021-archived-meeting-highlights.pdf

Response: The Registrant confirms that it is aware of AICPA guidance on joint venture transparency and considers such guidance when preparing its financial statements. For each joint venture arrangement that the Fund has entered into with a third party partner, the joint venture invests solely in a single underlying property.

11. Comment (Clarion Partners Real Estate Income Fund Inc.): With respect to the Fund’s Mosaic joint venture investment referenced in the Fund’s Form N-CSR filing, please explain why the summarized financial information in the notes to consolidated financial statements of the Fund does not tie to the financial statements of the consolidated financial joint venture contained in the filing.

Response: The summarized financial information in the notes to the consolidated financial statements of the Registrant does not tie to the consolidated financial statements for the Mosaic at Largo JV LLC (“Mosaic JV”) because the Registrant and Mosaic JV use different accounting bases when preparing year-end financial statements. Specifically, the Registrant presents the summarized financial information at fair value in its notes to the consolidated financial statements, and Mosiac JV presents its financial statements on a historical cost basis.

12. Comment (Clarion Partners Real Estate Income Fund Inc.): In future Form N-CSR filings, please note that:

i. Item 8(a)(1) [now Item 13(a)(1)] requires disclosure of the date as of which the information regarding portfolio managers is provided, which must be the date of the filing.

Response: The Registrant advises the Staff that it will provide such information in future Form N-CSR filings.

ii. Item 8(a)(3) [now Item 13(a)(3)] requires disclosure of the date as of which the information regarding the compensation of portfolio managers is provided, which must be the end of the Registrant’s most recently completed fiscal year, except in the case of a newly identified portfolio manager.

Response: The Registrant advises the Staff that it will provide such information in future Form N-CSR filings.

13. Comment (Clarion Partners Real Estate Income Fund Inc.): With respect to the Fund’s registration statement disclosure:

i. Please confirm whether the Fund’s investment in money market funds generated acquired fund fees and expenses that are required to be disclosed in the fee table.

Response: The Registrant confirms that the Fund’s investment in money market funds generated less than one basis point of acquired fund fees and expenses.

ii. Please confirm whether recaptured expenses are reflected in the fee table. In addition, it appears that (i) some previously waived and/or reimbursed expenses of Class I shares were recaptured and some remain subject to recapture and (ii) the fee table suggests that expenses for Class I shares are expected to be below the fee cap. Please explain why the Fund would not include in the fee table estimated expenses that are subject to recapture.

Response: The Registrant typically includes a footnote to the expense table disclosing that recaptured expenses are excluded from the fee table and provides the amount of the excluded recaptured expenses. In its last post-effective amendment to its registration statement on Form N-2, the expense table was based on estimated assets under management, and the Registrant did not expect that its Class I shares would be in a position to recapture expenses. A majority of the previously waived expenses available for recapture in future periods are fund-level waivers that cannot be recouped until all classes are below their specified caps and all classes have recouped all previously waived class specific expenses. Class S shares operate significantly above their cap and the share class is made up entirely of seed money. Therefore, the Registrant believes its Class S shares have a remote likelihood of recouping any previously waived expenses prior to their expiration and remaining fund-level waivers available for recoupment would likely expire. As of the date of this letter, Class I shares have not recouped any expenses this year.

iii. With regard to the fee table and the financial highlights, the Staff’s position is that waived and/or reimbursed expenses may be recaptured up to three years from the date of waiver or reimbursement, not three years from the end of the fiscal year in which such expenses were waived and/or reimbursed. Please confirm that waived and/or reimbursed expenses are being recouped in a manner consistent with the Staff’s position.

Response: The Registrant confirms that this disclosure remains consistent with the disclosure contained in the audited financial statements and the language contained in the expense recapture policy approved by the Fund’s Board. We understand that it is the Staff’s position that to the extent the recoupment period is greater than three years, that the recoupment may become more “probable than not” and a liability must be recorded. The Registrant has conducted a FAS 5 analysis with respect to recoupment and concluded that a liability is not necessary, which is consistent with the audited financial statements. The Registrant notes that the Staff previously raised similar comments related to the treatment of recoupment with respect to the Registrant’s registration statement filed on Form N-2 on December 21, 2018. The Registrant refers the Staff to a letter in response to the Staff’s comment, filed as EDGAR correspondence on April  15, 2019 (available here: https://www.sec.gov/Archives/edgar/data/1762562/000119312519106905/filename13.htm

iv. Please explain how the disclosure requirements of Item 4.3 of Form N-2, regarding the audit requirement with respect to senior securities, have been met.

Response: The Registrant confirms that it has incorporated the audited senior securities information by reference to its audited financial statements consistent with the “Dear Chief Financial Officer” letter from the Chief Accountant of the Division of Investment Management Annual Industry Comment Letter dated February 14, 2001 (the “CFO Letter”). To meet the audit requirement of the senior securities table per Item 4.3 of Form N-2, the Dear CFO Letter states that the independent accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that include the senior securities table, and registrants must include, or incorporate by reference, this opinion in the registration statement. The Dear CFO Letter notes that one way to meet the senior securities audit requirement is for the registrants to include the senior securities table information with the per share and ratio information in the financial highlights. Since the financial highlights are specifically covered by the audit opinion, the senior securities table information also would be covered.

The Registrant has incorporated the audited senior securities information by reference to its audited financial statements on Form N-CSR, which includes the financial highlights containing the audited senior securities information and the opinion of its independent registered public accounting firm thereon. As such, the Registrant believes that it has satisfied the requirement to include audited senior securities information pursuant to Item 4.3 of Form N-2.

14. Comment (Western Asset SMASh Series Core Completion Fund): In the case of disclosure relating to swap agreements where one leg of the swap has a variable rate, please disclose either the end-of-year interest rate or the end-of-period reference rate, as required by footnote 4 to Article 12-12 of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and will include the requested disclosure for the Fund in future filings.

15. Comment (Western Asset SMASh Series Core Completion Fund): FASB ASC 815-10-50-1 requires that an entity with derivatives instruments disclose in its financial statements, among other things, how and why it uses derivatives. Please address whether this requirement is satisfied in the Fund’s disclosure relating to its use of options. Please also address whether the stated reasons for investing in other derivatives is sufficiently detailed and not overly generalized.

Response: The Registrant acknowledges the Staff’s comment and will revise the Fund’s disclosure with respect to its use of options in future filings to the extent applicable. In addition, the Registrant has reviewed the Fund’s disclosures relating to its investments in other derivatives and believes that they provide investors with sufficient information regarding such investments and are appropriate in light of the Fund’s investment strategy.

16. Comment (General): For each Fund that invest in tender option bonds, please include in the Fund’s financial statements or related footnotes disclosure regarding the average dollar amount outstanding and the average interest rate of these instruments, as required by Item 6-07(3) of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and will include the requested disclosure for the applicable Funds in future filings.

17. Comment (Money market funds and series of Legg Mason Partners Variable Equity Trust): With respect to Funds that are money market funds and Funds that are series of Legg Mason Partners Variable Equity Trust, as the Funds’ filings on Form N-CEN identify Franklin Templeton Investor Services as a transfer agent and as an affiliated person, please explain why that relationship is not discussed in a footnote on related party transactions in the Funds’ financial statements. For other Funds, which do include such footnote disclosure, please also report the fees payable to the affiliated transfer agent.

Response: For the money market Funds, Franklin Templeton Investor Services was included as a transfer agent for the Funds in error. The transfer agent for the money market Funds during the reporting period was, and currently is, BNY Mellon Investment Servicing (US) Inc., who is not an affiliated person (within the meaning of the Investment Company Act of 1940, as amended) of the Funds. The Registrant will revise its disclosure with respect to the money market Funds in future filings to remove the reference to Franklin Templeton Investor Services.

For Funds that are series of Legg Mason Partners Variable Equity Trust, for which Franklin Templeton Investor Services does serve as transfer agent, the Funds will include the requested additional disclosure regarding fees payable to the affiliated transfer agent in future financial statements to the extent required by GAAP and applicable regulations.

18. Comment (General): Please confirm that waivers made with respect to each Fund were made in accordance with Rule 18f-3(b) and applicable Staff guidance. For example, for Western Asset New Jersey Municipals Fund, it appears that waivers with respect to Class I shares exceed the class-specific expenses for that class.

Response: The Registrants so confirm. For Western Asset New Jersey Municipals Fund, specifically, the Registrant notes that the Fund does not have an expense limitation arrangement with the Fund’s investment adviser in respect of Class A and Class C shares. In general, when Fund level expenses are waived, they are not always reflected in the fee table for each class because not every class has a relevant contractual waiver in place (i.e., it might be thought of as voluntary with respect to certain classes and therefore not permitted to be shown in the table).

19. Comment (Western Asset Managed Municipals Fund): Please explain why gross expense figures in the fee table differ from those in the audited financial highlights.

Response: The Registrant notes that gross expenses in the Fund’s financial highlights included interest expense and fees related to TOB trusts, which the Fund determined would not recur in the subsequent year. As a result, the Fund restated its expense information in its fee and expense table pursuant to Instruction 3(d)(ii) of Item 3 of Form N-1A. The Registrant intends in the future to clarify when such restatements have occurred by using a footnote to the fee table.

20. Comment (Western Asset SMASh Series TF Fund): Please explain why net expense figures in the fee table do not reflect interest expenses that are excluded under the expense limitation agreement.

Response: See response to Comment #19.

21. Comment (Western Asset New York Municipals Fund): Please reconcile the fee table in the Fund’s prospectus for the prior year with the audited financial highlights.

Response: See response to Comment #19.

22. Comment (Western California Municipals Fund): A footnote to the fee table in the Fund’s current prospectus states that management fees have been restated, but it does not appear that they actually were restated.

Response: The Registrant acknowledges the Staff’s comment and will file a supplement to the Fund’s prospectus updating the above mentioned disclosure.

23. Comment (Western Asset Premier Institutional U.S. Treasury Reserves, Western Asset Premier Institutional Government Reserves, and Western Asset Premier Institutional Liquid Reserves): The fee tables in the Funds’ prospectuses do not appear to gross up expenses for the management fees of the underlying master funds, as required by Instruction 1(d)(i) to Item 3 of Form N-1A.

Response: The Registrant respectfully declines to make changes in response to this comment. The Registrant notes that footnote 1 to each Fund’s fee table provides the following clarification with respect to fees and expenses of the Fund as a feeder fund, consistent with Instruction 1(d)(i) to Item 3 of Form N-1A (Western Asset Premier Institutional Government Reserves provided below for reference):

The fund is a feeder fund that invests in securities through an underlying mutual fund, Government Portfolio. The information in this table and in the Example below reflects the direct fees and expenses of the fund and its allocated share of fees and expenses of Government Portfolio. Since the fund invests all of its investable assets in Government Portfolio, the fund’s management agreement provides that the investment management fee of the fund will be reduced by the investment management fee allocated to the fund by Government Portfolio. The gross expenses in the financial highlights do not reflect the reduction in the fund’s management fee by the amount paid by the fund for its allocable share of the management fee paid to Government Portfolio.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

Annex A

Registrant	1940 Act File No.	Fund	Fiscal Year Reviewed
Clarion Partners Real Estate Income Fund Inc.	811-23408	Clarion Partners Real Estate Income Fund Inc.	12/31/2022
Legg Mason Partners Income Trust	811-04254	Western Asset Managed Municipals Fund	2/28/2023
		Western Asset California Municipals Fund	2/28/2023
		Western Asset New York Municipals Fund	3/31/2023
		Western Asset Intermediate-Term Municipals Fund	3/31/2023
		Western Asset Pennsylvania Municipals Fund	3/31/2023
		Western Asset New Jersey Municipals Fund	3/31/2023
Legg Mason Partners Institutional Trust	811-06740	Western Asset SMASh Series Core Completion Fund	2/28/2023
		Western Asset SMASh Series TF Fund	2/28/2023
		Western Asset Premier Institutional U.S. Treasury Reserves	8/31/2022
		Western Asset Premier Institutional Government Reserves	8/31/2022
		Western Asset Premier Institutional Liquid Reserves	8/31/2022
Legg Mason Partners Variable Equity Trust	811-21128	Franklin Templeton Moderate Model Portfolio	12/31/2022
		Franklin Templeton Moderately Conservative Model Portfolio	12/31/2022
		Franklin Templeton Aggressive Model Portfolio	12/31/2022
		Franklin Templeton Conservative Model Portfolio	12/31/2022
		Franklin Templeton Moderately Aggressive Model Portfolio	12/31/2022
Western Asset High Income Fund II Inc.	811-08709	Western Asset High Income Fund II Inc.	4/30/2023